恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

07027628

Our Ref.: HASE/TL/HL/05221

22nd October, 2007

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Group Reorganisation of the Company's Interests in The Hong Kong and China Gas Company Limited ("HKCG"); Discloseable Transaction; and Acquisition of Henderson Investment Limited's Interests in HKCG

We enclose a copy of the Discloseable Transaction Circular of the Company for your information.

Yours faithfully,

PROCESSED
OCT 3 1 2007
THOMSON
FINANCIAL

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Henderson Land Development Company Limited**, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code:12)

GROUP REORGANISATION OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED'S INTERESTS IN THE HONG KONG AND CHINA GAS COMPANY LIMITED

DISCLOSEABLE TRANSACTION

ACQUISITION OF HENDERSON INVESTMENT LIMITED'S INTERESTS IN THE HONG KONG AND CHINA GAS COMPANY LIMITED

Financial Adviser
Morgan Stanley

20 October 2007

CONTENTS

Page

In this circular, the following expressions shall have the meanings set out below unless the context otherwise requires:

"Acquisition Agreement"	means the conditional agreement dated 2 October 2007 entered into between the Company and HIL in relation to the Transaction
"Allotment Right"	means a right to the holder of the Share Entitlement Note to call for the issue by the Company to it of a fixed number of fully paid Shares without having to make any payment
"Announcement"	means the announcement dated 2 October 2007 issued jointly by the Company and HIL relating to, amongst other things, the Transaction
"associate"	has the meaning given to such term under the Listing Rules
"Board"	means the board of Directors
"Companies Ordinance"	means the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	means Henderson Land Development Company Limited, which shares are listed on the Stock Exchange
"Completion"	means completion of the Transaction in accordance with the terms of the Acquisition Agreement
"Completion Date"	means 10 business days after the fulfilment or waiver of the Conditions, or such other date as may be agreed between the Company and HIL
"Completion Distribution"	means the proposed distribution by HIL to the HIL Shareholders, upon Completion, of 0.209 Share to be allotted under the Share Entitlement Note for each HIL Share
"Conditions"	means the conditions precedent to Completion, as more particularly set out under the section headed "Conditions to Completion" of this circular
"Court"	means the Court of First Instance of the High Court of Hong Kong

"Director(s)"	means the director(s) of the Company
"Dividend Amount"	means any amount which is equal to any dividend payable by the Company based on any record date which is on or after the date of the Acquisition Agreement for which any Shares to be allotted pursuant to the Share Entitlement Note do not rank due to their being issued (or the relevant entries to the Company's register of members being made) after such record date, which amount is payable by the Company to the holder of such Shares pursuant to the Share Entitlement Note
"EGM of HIL"	means the extraordinary general meeting of HIL to be convened at 4:00 p.m. on Monday, 12 November 2007 (or any adjournment thereof) for the purposes of approving, among other matters (if any), the Acquisition Agreement, the Share Premium Reduction and the Proposed Distributions
"Further Distribution"	means the proposed distribution by HIL to the HIL Shareholders, if the Share Premium Reduction becomes unconditional, of HK$1.21 per HIL Share
"Group"	means the Company and its subsidiaries
"HIL"	means Henderson Investment Limited, which shares are listed on the Stock Exchange
"HIL Group"	means HIL and its subsidiaries
"HIL Independent Shareholders"	means HIL Shareholders other than the Company, Dr. Lee Shau Kee and their respective associates and Fu Sang Company Limited
"HIL Share(s)"	means share(s) of HK$0.20 each in the share capital of HIL
"HIL Shareholder"	means holder of HIL Share(s)
"HKCG"	means The Hong Kong and China Gas Company Limited, which shares are listed on the Stock Exchange
"HKCG Average Closing Price"	means the average closing price of the HKCG Shares as stated in the Stock Exchange's daily quotation sheets for the 10 trading days immediately preceding 2 October 2007
"HKCG Interests"	means HIL's interest in 2,366,934,097 HKCG Shares, represented by its interest in the Sale Companies and the Shareholder's Loans
"HKCG Share(s)"	means share(s) of HK$0.25 each in the share capital of HKCG

"HLD Average Closing Price"	means the average closing price of the Shares as stated in the Stock Exchange's daily quotation sheets for the 10 trading days immediately preceding 2 October 2007
"Hong Kong"	means the Hong Kong Special Administrative Region of the PRC
"Issuer"	means Kamston Investment Limited, a wholly-owned subsidiary of the Company, the issuer of the Share Entitlement Note
"Latest Practicable Date"	means 15 October 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Morgan Stanley"	means Morgan Stanley Asia Limited, a company incorporated in Hong Kong, which is licensed for Type 1 regulated activity (dealing in securities), Type 4 regulated activity (advising on securities), Type 5 regulated activity (advising on futures contracts), Type 6 regulated activity (advising on corporate finance) and Type 7 regulated activity (providing automated services) under the SFO, and financial adviser to the Company
"PRC"	means the People's Republic of China
"Proposed Distributions"	means the Completion Distribution and the Further Distribution
"Remaining Group"	means the HIL Group, other than the Sale Companies and their subsidiaries
"Sale Companies"	means Macrostar Investment Limited and Timpani Investments Limited, each a wholly-owned subsidiary of HIL
"SFC"	means the Securities and Futures Commission of Hong Kong
"SFO"	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	means share(s) of HK$2.00 each in the share capital of the Company

"Share Entitlement Note"	means the share entitlement note to be issued by a wholly-owned subsidiary of the Company (and guaranteed by the Company) to HIL at Completion, which shall confer the right to call for the issue of a fixed number of fully paid Shares, including any share entitlement note resulting from any assignment of such share entitlement note
"Share Premium Reduction"	means the proposed reduction of the share premium account of HIL to increase the distributable reserve of HIL as described in the Announcement
"Shareholder"	means holder of Share(s)
"Shareholder's Loans"	means, in relation to a Sale Company, the shareholder's loans owing by such company and (if any) its subsidiaries to HIL as at Completion
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited
"Takeovers Code"	means The Code on Takeovers and Mergers issued by the SFC
"Transaction"	means the acquisition by the Group of interests in the Sale Companies and the Shareholder's Loans due from the Sale Companies to HIL pursuant to the Acquisition Agreement
"HK$"	means Hong Kong dollar(s), the lawful currency of Hong Kong
"%"	means per cent.



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code:12)

Executive Directors:
Lee Shau Kee *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
John Yip Ying Chee
Alexander Au Siu Kee
Suen Kwok Lam
Lee King Yue
Fung Lee Woon King
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho

Non-executive Directors:
Woo Po Shing
Leung Hay Man
Angelina Lee Pui Ling
Lee Tat Man
Jackson Woo Ka Biu *(Alternate Director to Woo Po Shing)*

Independent Non-executive Directors:
Gordon Kwong Che Keung
Ko Ping Keung
Wu King Cheong

Registered Office:
72nd-76th Floors
Two International Finance Centre
8 Finance Street
Central
Hong Kong

20 October 2007

To the Shareholders

Dear Sir or Madam,

GROUP REORGANISATION OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED'S INTERESTS IN THE HONG KONG AND CHINA GAS COMPANY LIMITED

DISCLOSEABLE TRANSACTION

ACQUISITION OF HENDERSON INVESTMENT LIMITED'S INTERESTS IN THE HONG KONG AND CHINA GAS COMPANY LIMITED

1. INTRODUCTION

In the Announcement, the Company and HIL jointly announced that on 2 October 2007, they entered into the Acquisition Agreement pursuant to which the Group agreed to acquire from the HIL

Group the HKCG Interests, being HIL's entire interests in 2,366,934,097 HKCG Shares (representing approximately 39.06% of the total issued share capital of HKCG), through acquisition of its interests in the Sale Companies and the Shareholder's Loans. The Transaction is an effective reorganisation of the Group's interest in HKCG.

The Transaction constitutes a discloseable transaction of the Company under the Listing Rules. The purpose of this circular is to provide you with, among other things, further details of the Acquisition Agreement and the Transaction.

2. THE ACQUISITION AGREEMENT

Date

2 October 2007

Parties

The Company
HIL

The Transaction

The Transaction comprises the acquisition by the Group from the HIL Group the HKCG Interests, being HIL's entire interests in 2,366,934,097 HKCG Shares (representing approximately 39.06% of the total issued share capital of HKCG), through acquisition of its interests in the Sale Companies and the Shareholder's Loans. The Sale Companies are wholly-owned subsidiaries of HIL whose principal business activity is investment holding in HKCG. HKCG is a company incorporated in Hong Kong which shares are listed on the Stock Exchange. The principal business activities of HKCG and its subsidiaries are the production, distribution and marketing of gas, water and related activities in Hong Kong and the PRC.

There is no change in control of HKCG as a result of the Transaction. The Executive Director of the Corporate Finance Division of the SFC has waived the Company's obligation to make a general offer for the HKCG Shares as a result of the Transaction pursuant to Note 6 to Rule 26.1 of the Takeovers Code.

Set out below is certain financial information in relation to the Sale Companies:

	2007 *HK$ (million)*	**2006** *HK$ (million)*
Aggregate net assets attributable to the interests in, and the Shareholder's Loans due from, the Sale Companies as at 30 June *(Note)*	14,387	11,693
Aggregate profits before and after taxation for the year ended 30 June *(Note)*	3,404	1,798

Note: attributable to the interests in the Sale Companies and their subsidiaries as a whole comprised in the audited consolidated accounts of HIL, with the interests in HKCG being equity accounted for in relation to the Sale Companies and their subsidiaries

The net assets attributable to the interests in the Sale Companies and the Shareholder's Loans as at 30 June 2007 were HK$8,964 million and HK$5,423 million respectively and the net assets attributable to the interests in the Sale Companies and the Shareholder's Loans as at 30 June 2006 were HK$6,302 million and HK$5,391 million respectively. Apart from the interests in 2,366,934,097 HKCG Shares and the Shareholder's Loans, the Sale Companies did not have any other major assets or liabilities as at 30 June 2007.

The Sale Companies and their subsidiaries will cease to be subsidiaries of HIL following Completion. HKCG will continue to be equity accounted for in the books of the Company following Completion.

Simplified overviews of the approximate shareholding interest between the Company, HIL and HKCG as at the Latest Practicable Date and upon Completion are set out below:

As at the Latest Practicable Date:


Dr. Lee Shau Kee
and/or his family trust
1.33%
(other than
those held
through the
Company)
57.52%
Other Shareholders
42.19%
The Company
67.94%
Other shareholders
of HIL
30.73%
0.29%
HIL
39.06%
HKCG
Infrastructure business

Upon Completion:


Dr. Lee Shau Kee and/or his family trust
1.33% (other than those held through the Company)
52.44%
Other Shareholders
47.30%
The Company
Other shareholders of HIL
67.94%
30.73%
0.26%
HIL
39.06%
HKCG
Infrastructure business

Consideration

Based on the HKCG Average Closing Price of HK$18.108, the value of the HKCG Interests is approximately HK$42,860 million. The consideration comprises:

(a) the issue to HIL of the Share Entitlement Note, which shall confer on the holder the right to call for the issue by the Company of 636,891,425 Shares credited as fully paid. Based on the HLD Average Closing Price of HK$61.475, the aggregate value of such 636,891,425 Shares is approximately HK$39,153 million; and

(b) HK$3,707 million in cash.

The Company has undertaken that, before the Share Entitlement Note is issued and while any Share remains to be issued pursuant to the Share Entitlement Note, it will not take certain actions which will have a dilutive effect on the market price per share in the Company, such as sub-division of Shares, capitalisation of profits or reserves, capital distributions in cash or specie and rights issues. HIL has further undertaken to procure that any dividends received before Completion from HKCG which are based on any record date which is on or after the date of the Acquisition Agreement will be retained in the Sale Companies or their subsidiaries.

As mentioned in the Announcement, the board of directors of HIL has proposed to recommend for approval by HIL Shareholders:

(a) upon Completion, a dividend of a total amount which is equal to the sum of (i) the closing price of the Shares as stated in the Stock Exchange's daily quotation sheets as at the date of Completion multiplied by 636,891,425 and (ii) the aggregate Dividend Amount (if any), which is to be satisfied not by payment of cash but by a distribution in specie of the entitlement to 0.209 Share to be allotted under the Share Entitlement Note for each HIL Share; and

(b) if the Share Premium Reduction becomes unconditional, a further distribution of approximately HK$3,687 million in cash, being HK$1.21 per HIL Share.

Out of the distribution of the entitlement to up to 636,891,425 Shares, the Company or its subsidiaries would have an entitlement to up to 432,729,036 Shares (based on their holding of 2,070,473,859 HIL Shares as at the Latest Practicable Date). Such entitlement will be cancelled upon distribution to the Company and its subsidiaries and the Shares relating thereto will not be allotted. Accordingly, only up to 204,162,389 Shares (with a total nominal value of HK$408,324,778) will be allotted to the other shareholders of HIL. The 204,162,389 Shares represent approximately 10.51% of the existing issued share capital of the Company, or approximately 9.51% of the issued share capital of the Company as enlarged by the issue of such Shares. As at the Latest Practicable Date, the authorised share capital of the Company was HK$5,200,000,000 divided into 2,600,000,000 Shares and the issued share capital of the Company was HK$3,885,160,000 divided into 1,942,580,000 Shares. The Transaction will not result in a change of control of the Company.

In relation to the Further Distribution of approximately HK$3,687 million in cash, being HK$1.21 per HIL Share, the Group will receive approximately HK$2,505 million (if the number of HIL Shares held by the Group as at the relevant record date is the same as that held as at the Latest Practicable Date, being 2,070,473,859 HIL Shares) and the other HIL Shareholders will receive approximately HK$1,182 million.

As further mentioned in the Announcement, the Share Premium Reduction is subject to fulfilment of the following conditions:

(a) the approval of the Transaction by the HIL Independent Shareholders at the EGM of HIL and Completion having occurred;

(b) the passing by the HIL Independent Shareholders of ordinary resolutions to approve the Proposed Distributions at the EGM of HIL;

(c) the passing by the HIL Shareholders of a special resolution to approve the Share Premium Reduction at the EGM of HIL;

(d) the obtaining of all requisite consents from lenders to the HIL Group; and

(e) the confirmation of the Share Premium Reduction by the Court, the satisfaction of all conditions imposed by the Court and the registration by the Registrar of Companies in Hong Kong of a copy of the Court order confirming the Share Premium Reduction together with such other documents as may be required under section 61 of the Companies Ordinance.

The Company has undertaken that, if the resolution to approve the Transaction has been passed by the HIL Independent Shareholders at the EGM of HIL, the Group will vote in favour of the resolution to approve the Share Premium Reduction. All HIL Shareholders are permitted to vote at the EGM of HIL in respect of the resolution approving the Share Premium Reduction. HIL has undertaken to the Company in the Acquisition Agreement that it will propose a resolution to approve the Completion Distribution at the EGM of HIL.

Share Entitlement Note

Issuer

Kamston Investment Limited, a wholly-owned subsidiary of the Company

Guarantor

The Company

Pursuant to the terms of the Share Entitlement Note, the Company unconditionally and irrevocably guarantees to HIL the due and punctual performance and discharge by the Issuer of all obligations (whether present or future, actual or contingent) due, owing or incurred to HIL by the Issuer under or pursuant to the Share Entitlement Note to the intent that should the Issuer fail duly and punctually to perform or discharge any of its obligations, the Company shall forthwith upon demand perform and discharge or procure the performance and discharge of the Issuer's obligations. In addition, the Company unconditionally and irrevocably agrees, as a primary obligation, to indemnify HIL against all costs, expenses, losses or damages incurred by HIL as a result of the failure by the Issuer to comply with its obligations or as a result of any of the Issuer's obligations being or becoming void, voidable or unenforceable for any reason whatsoever (whether or not known to HIL), the amount of such costs, expenses, losses or damages being the amount which HIL would have otherwise been entitled to recover from the Issuer together with all expenses which HIL may reasonably and properly incur in proceeding against the Issuer or the Company.

Entitlement

The Share Entitlement Note confers on the holder the Allotment Right. The Share Entitlement Note procured to be issued by the Company to HIL at Completion will carry an Allotment Right for 636,891,425 Shares.

Any Shares to be issued pursuant to the Share Entitlement Note will be issued credited as fully paid and rank pari passu in all respects among themselves and with all other Shares outstanding as at the date of issue and be entitled to all dividends and other distributions the record date of which falls

on a date on or after the date of issue. If those Shares do not rank for any dividend payable based on any record date which is on or after the date of the Acquisition Agreement due to such Shares being issued after such record date, the holder of such Shares will be entitled to be paid by the Company an amount which is equal to such dividend.

Based on the terms of the Share Entitlement Note, the issuance of the Share Entitlement Note to HIL as part of the consideration payable by the Company under the Transaction and the holding of it by HIL are not contrary to the Companies Ordinance or any other applicable laws in Hong Kong.

Transferability and exercise

The Share Entitlement Note may be assigned once only under the Completion Distribution, and the Allotment Right thereunder is deemed to be automatically exercised upon such assignment, so that the relevant Shares will be automatically issued to the relevant HIL Shareholders. Accordingly, the HIL Shareholders will not receive the Share Entitlement Note, but will receive Shares directly, under the Completion Distribution. However, any Share Entitlement Note assigned to the Company or any of its subsidiaries will be automatically cancelled and the Allotment Right thereunder will be automatically extinguished, and therefore they will not receive any Shares under the Completion Distribution. Any Shares to be issued pursuant to the Share Entitlement Note will be issued at an issue price which is equal to the closing price of the Shares as stated in the Stock Exchange's daily quotation sheets on the date of such issue (as required by applicable accounting standards) under the general mandate granted to the Board by the resolutions passed at the annual general meeting of the Company held on 12 December 2006. Under such general mandate, the Board is allowed to allot and issue up to a maximum of 388,516,000 new Shares. As at the Latest Practicable Date, no Shares have been allotted and issued pursuant to such general mandate. The closing price of the Shares as stated in the Stock Exchange's daily quotation sheets on 28 September 2007 (being the last trading day before trading in Shares was suspended pending the release of the Announcement) was HK$61.65 per Share.

As the Share Entitlement Note is to be issued to HIL (which is not a connected person of the Company) in satisfaction in part of the consideration payable by the Company under the Transaction, any issue of Shares or payment pursuant thereto upon distribution of the Share Entitlement Note by HIL to any HIL Shareholder who happens to be a connected person of the Company will not constitute a connected transaction under the Listing Rules as the distribution is to be made by HIL and there is no transaction between the Company and such persons.

Validity period

The Share Entitlement Note remains valid until the Allotment Right is or is deemed to be exercised or cancelled.

Listing

No application will be made for the listing of the Share Entitlement Note. Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, any new Shares which may be issued pursuant to exercise of the Allotment Right.

Conditions to Completion

Completion of the Transaction is conditional upon the fulfilment (or waiver, in certain cases as stated below) of the following Conditions:

(a) the obtaining of all relevant third party consents or approvals by the Company as are necessary for the purpose of the Transaction;

(b) the obtaining of all relevant third party consents or approvals by HIL, the Sale Companies and their subsidiaries and HKCG as are necessary for the purpose of the Transaction;

(c) there being no material breach of the warranties in or any other term of the Acquisition Agreement on the part of HIL;

(d) the obtaining of the approval of the independent shareholders of HIL in respect of the Acquisition Agreement and the transactions contemplated under the Acquisition Agreement and the Completion Distribution at the EGM of HIL; and

(e) approval being granted or agreed to be granted by the Stock Exchange for the listing of, and permission to deal in, all Shares which may be issued pursuant to the Share Entitlement Note on terms and conditions satisfactory to the Company and HIL.

HIL may at any time waive in writing the Condition set out in (b) (in so far as consents and approvals in respect of HIL are concerned) above either in whole or in part and such waiver may be made subject to such terms and conditions as HIL may require. The Company may at any time waive in writing either of the Conditions set out in (a) and (c) above either in whole or in part and such waiver may be made subject to such terms and conditions as the Company may require. The Company and HIL may together waive by agreement in writing the Condition set out in (b) (other than in relation to consents and approvals in respect of HIL) above either in whole or in part and such waiver may be made subject to such terms and conditions as they may agree.

If any Condition has not been fulfilled or waived on or before 2 January 2008 (or such later date as is otherwise agreed between the parties in writing), the Acquisition Agreement shall terminate and be of no further effect, and no party shall be entitled to any rights or benefits or be under any obligation under or in respect of the Acquisition Agreement or have any liability to the other party, save in respect of any antecedent breach.

Warranties and indemnities

Customary warranties (including those in relation to title to assets, record keeping and compliance with law and material contracts) have been given by HIL to the Company pursuant to the Acquisition Agreement.

A deed of tax covenant will be entered into between the Company and HIL at Completion pursuant to which HIL will indemnify the Company in respect of certain tax liabilities relating to events occurring on or before Completion. HIL has also warranted that, as at Completion, the Sale Companies and their subsidiaries will not have any liabilities (except to each other) other than the Shareholder's Loans.

Completion

The Acquisition Agreement provides that Completion will take place on the Completion Date.

3. REASONS FOR AND BENEFITS OF THE TRANSACTION

The Transaction will streamline the holding of the investment in the HKCG Shares by the Group and result in an improved corporate structure for the Company's investors. The Transaction will increase the Company's attributable interest in HKCG from approximately 26.54% to approximately 39.06% of the total issued share capital of HKCG.

As the majority shareholder of HIL, the benefits of HIL becoming a standalone infrastructure group after Completion as described in the Announcement will also accrue to the Company.

The Board believes that the terms of the Transaction are fair and reasonable and in the interests of the Shareholders as a whole.

4. FINANCIAL EFFECTS OF THE TRANSACTION

The Transaction will not have material effect on the Group's assets, liabilities or earnings.

5. INFORMATION RELATING TO THE GROUP AND THE HIL GROUP

The principal business activities of the Group are property development and investment, finance, construction, infrastructure, hotel operation, department store operation, project management, investment holding and property management. The principal business activities of the HIL Group are investment holding and infrastructure.

6. IMPLICATIONS UNDER THE LISTING RULES

One or more applicable percentage ratio(s) in respect of the Transaction exceeds 5% but all applicable percentage ratios are less than 25%. Therefore, the Transaction constitutes a discloseable transaction of the Company. As no connected person of the Company (other than at the level of its subsidiaries) is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of HIL and HIL is not an associate of a director (including a person who was a director of the Company within the preceding 12 months), chief executive or substantial shareholder of the Company (in each case disregarding any interest of a connected person of the Company in HIL which is held through the Company), HIL is not a connected person of the Company.

7. ADDITIONAL INFORMATION

Your attention is drawn to the general information set out in the appendix to this circular.

Shareholders and potential investors should note that the Transaction, the Share Premium Reduction and the Proposed Distributions may or may not proceed as they are subject to a number of conditions, which may or may not be fulfilled. Shareholders and potential investors are reminded to exercise caution when dealing in the securities of the Company.

Yours faithfully,
For and on behalf of the Board
Dr. Lee Shau Kee
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors' interests in shares

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) (other than the interests which Dr. Lee Shau Kee, Mr. Lee Ka Kit, Mr. Lee Ka Shing and Mr. Li Ning were taken or deemed under Part XV of the SFO to have in unlisted associated corporations of the Company which were solely derived from their deemed interests in Henderson Development Limited, HIL and/or the Company, in respect of which an application for waiver from strict compliance with the disclosure requirements under Rule 14.64(3) of the Listing Rules and paragraph 38 of Appendix 16 to the Listing Rules has been made to the Stock Exchange on the basis that the disclosure of which would result in particulars being given which are not material in the context of the Group and are excess in length) which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, were as follows:

***Ordinary Shares** (unless otherwise specified)*
Long positions

Name of Company	Relationship with the Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
The Company		Lee Shau Kee	1			1,122,938,300		1,122,938,300	57.81
		Lee Ka Kit	1				1,122,938,300	1,122,938,300	57.81
		Lee Ka Shing	1				1,122,938,300	1,122,938,300	57.81
		Li Ning	1		1,122,938,300			1,122,938,300	57.81
		Lee Tat Man	2	110,000				110,000	0.01
		Lee Pui Ling, Angelina	3	30,000				30,000	0.00
		Lee King Yue	4	42,900		19,800		62,700	0.00
		Fung Lee Woon King	5	1,000,000				1,000,000	0.05
		Woo Ka Biu, Jackson	6		2,000			2,000	0.00

***Ordinary Shares** (unless otherwise specified) (cont'd)*
***Long positions** (cont'd)*

Name of Company	Relationship with the Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
HIL	Subsidiary	Lee Shau Kee	7	34,779,936		2,076,089,007		2,110,868,943	69.27
		Lee Ka Kit	7				2,076,089,007	2,076,089,007	68.13
		Lee Ka Shing	7				2,076,089,007	2,076,089,007	68.13
		Li Ning	7		2,076,089,007			2,076,089,007	68.13
		Lee Tat Man	8	6,666				6,666	0.00
		Lee King Yue	9	1,001,739				1,001,739	0.03
HKCG	Listed associated company	Lee Shau Kee	10	3,548,791		2,459,824,950		2,463,373,741	40.65
		Lee Ka Kit	10				2,459,824,950	2,459,824,950	40.59
		Lee Ka Shing	10				2,459,824,950	2,459,824,950	40.59
		Li Ning	10		2,459,824,950			2,459,824,950	40.59
		Au Siu Kee, Alexander	11		55,000			55,000	0.00
Hong Kong Ferry (Holdings) Company Limited	Listed associated Company	Lee Shau Kee	12	7,799,220		111,732,090		119,531,310	33.55
		Lee Ka Kit	12				111,732,090	111,732,090	31.36
		Lee Ka Shing	12				111,732,090	111,732,090	31.36
		Li Ning	12		111,732,090			111,732,090	31.36
		Lam Ko Yin, Colin	13	150,000				150,000	0.04
		Fung Lee Woon King	14	465,100				465,100	0.13
		Leung Hay Man	15	2,250				2,250	0.00
Miramar Hotel and Investment Company, Limited	Listed associated Company	Lee Shau Kee	16			255,188,250		255,188,250	44.21
		Lee Ka Kit	16				255,188,250	255,188,250	44.21
		Lee Ka Shing	16				255,188,250	255,188,250	44.21
		Li Ning	16		255,188,250			255,188,250	44.21
		Woo Po Shing	17	2,705,000		2,455,000		5,160,000	0.89
Towngas China Company Limited (formerly known as Panva Gas Holdings Limited)	Listed associated Company	Lee Shau Kee	18			885,947,901		885,947,901	45.48
		Lee Ka Kit	18				885,947,901	885,947,901	45.48
		Lee Ka Shing	18				885,947,901	885,947,901	45.48
		Li Ning	18		885,947,901			885,947,901	45.48

Ordinary Shares (unless otherwise specified) (cont'd)
Long positions (cont'd)

Name of Company	Relationship with the Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Development Limited	Holding company	Lee Shau Kee	19			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
		Lee Shau Kee	20			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
		Lee Shau Kee	21	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
		Lee Ka Kit	19				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
		Lee Ka Kit	20				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
		Lee Ka Kit	21				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
		Lee Ka Shing	19				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
		Lee Ka Shing	20				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
		Lee Ka Shing	21				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
		Li Ning	19		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
		Li Ning	20		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
		Li Ning	21		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00
Best Homes Limited	Associated company	Lee Shau Kee	22			26,000		26,000	100.00
		Lee Ka Kit	22				26,000	26,000	100.00
		Lee Ka Shing	22				26,000	26,000	100.00
		Li Ning	22		26,000			26,000	100.00
Drinkwater Investment Limited	Subsidiary of holding Company	Leung Hay Man	23			5,000		5,000	4.49
		Woo Po Shing	24			3,250		3,250	2.92

***Ordinary Shares** (unless otherwise specified) (cont'd)*
***Long positions** (cont'd)*

Name of Company	Relationship with the Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Feswin Investment Limited	Associated company	Lee Ka Kit	25			5,000	5,000	10,000	100.00
Fordley Investment Limited	Subsidiary	Fung Lee Woon King	26	2,000				2,000	20.00
Gain Base Development Limited	Subsidiary	Fung Lee Woon King	27	50				50	5.00
Henfield Properties Limited	Subsidiary	Lee Ka Kit	28			4,000	6,000	10,000	100.00
Heyield Estate Limited	Subsidiary	Lee Shau Kee	29			100		100	100.00
		Lee Ka Kit	29				100	100	100.00
		Lee Ka Shing	29				100	100	100.00
		Li Ning	29		100			100	100.00
Pettystar Investment Limited	Subsidiary	Lee Shau Kee	30			3,240		3,240	80.00
		Lee Ka Kit	30				3,240	3,240	80.00
		Lee Ka Shing	30				3,240	3,240	80.00
		Li Ning	30		3,240			3,240	80.00

Notes:

1. *Of these shares, (i) 570,743,800 shares were owned by Henderson Development Limited ("HD"); (ii) 7,962,100 shares were owned by Sandra Investment Limited which was a wholly-owned subsidiary of HD; (iii) 145,090,000 shares were owned by Cameron Enterprise Inc.; 222,045,300 shares were owned by Believegood Limited which was wholly-owned by South Base Limited; 61,302,000 shares were owned by Prosglass Investment Limited which was wholly-owned by Jayasia Investments Limited; 55,000,000 shares were owned by Fancy Eye Limited which was wholly-owned by Mei Yu Ltd.; 55,000,000 shares were owned by Spreadral Limited which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of HKCG which was 39.06% held by HIL. HIL was 67.94% held by the Company which in turn was 57.80% held by HD; and (v) 192,500 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

2. *Mr. Lee Tat Man was the beneficial owner of these shares.*

3. *Mrs. Lee Pui Ling, Angelina was the beneficial owner of these shares.*

4. *Mr. Lee King Yue was the beneficial owner of 42,900 shares, and the remaining 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.*

5. *Madam Fung Lee Woon King was the beneficial owner of these shares.*

6. *These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.*

7. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 shares, and for the remaining 2,076,089,007 shares, (i) 802,854,200 shares, 602,398,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which in turn was 100% held by the Company; and (ii) 5,615,148 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in the Company and Fu Sang as set out in Note 1 and HIL by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

8. *Mr. Lee Tat Man was the beneficial owner of these shares.*

9. *Mr. Lee King Yue was the beneficial owner of these shares.*

10. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 3,548,791 shares, and for the remaining 2,459,824,950 shares, (i) 1,274,927,055 shares and 532,647,502 shares were respectively owned by Disralei Investment Limited and Medley Investment Limited, both of which were wholly-owned subsidiaries of Timpani Investments Limited which was 100% held by HIL; (ii) 559,359,540 shares were owned by Macrostar Investment Limited, a wholly-owned subsidiary of HIL; (iii) 4,363,119 shares were owned by Boldwin Enterprises Limited, a wholly-owned subsidiary of Yamina Investment Limited which was 100% held by HD; and (iv) 88,527,734 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HIL, HD and Fu Sang as set out in Notes 1 and 7 and HKCG by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

11. *These shares were owned by the wife of Mr. Au Siu Kee, Alexander.*

12. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,799,220 shares, and for the remaining 111,732,090 shares, (i) 23,400,000 shares each were respectively owned by Graf Investment Limited, Mount Sherpa Limited and Paillard Investment Limited, all of which were wholly-owned subsidiaries of Pataca Enterprises Limited which in turn was 100% held by the Company; and (ii) 41,532,090 shares were held by Wiselin Investment Limited, a wholly-owned subsidiary of Max-mercan Investment Limited; Max-mercan Investment Limited was wholly-owned by Camay Investment Limited which in turn was 100% held by the Company. Dr. Lee Shau Kee was taken to be interested in the Company as set out in Note 1 and Hong Kong Ferry (Holdings) Company Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

13. Mr. Lam Ko Yin, Colin was the beneficial owner of these shares.

14. Madam Fung Lee Woon King was the beneficial owner of these shares.

15. Mr. Leung Hay Man was the beneficial owner of these shares.

16. Of these shares, 100,612,750 shares, 79,121,500 shares and 75,454,000 shares were respectively owned by Higgins Holdings Limited, Multiglade Holdings Limited and Threadwell Limited, all of which were wholly-owned subsidiaries of Aynbury Investments Limited which in turn was 100% held by the Company. Dr. Lee Shau Kee was taken to be interested in the Company as set out in Note 1 and Miramar Hotel and Investment Company, Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

17. Of these shares, Sir Po-shing Woo was the beneficial owner of 2,705,000 shares, and the remaining 2,455,000 shares were held by Fong Fun Company Limited which was 50% owned by Sir Po-shing Woo.

18. Of these shares 850,202,901 shares and 35,745,000 shares were respectively owned by Hong Kong & China Gas (China) Limited and Planwise Properties Limited, wholly-owned subsidiaries of HKCG. Dr. Lee Shau Kee was taken to be interested in HKCG as set out in Note 10 and Towngas China Company Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

19. These shares were held by Hopkins as trustee of the Unit Trust.

20. These shares were held by Hopkins as trustee of the Unit Trust.

21. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 35,000,000 shares, and Fu Sang owned the remaining 15,000,000 shares.

22. Of these shares, (i) 10,400 shares were owned by the Company; (ii) 2,600 shares were owned by HD; and (iii) 13,000 shares were owned by Manifest Investments Limited which was 50% held by Wealth Sand Limited which in turn was 70% held by Firban Limited. Firban Limited was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.

23. These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.

24. These shares were held by Coningham Investment Inc. which was wholly-owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.

25. *Of these shares, (i) 5,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 5,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by Henderson China Holdings Limited ("HC"), an indirect wholly-owned subsidiary of the Company.*

26. *Madam Fung Lee Woon King was the beneficial owner of these shares.*

27. *Madam Fung Lee Woon King was the beneficial owner of these shares.*

28. *Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.*

29. *Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of the Company; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.*

30. *Of these shares, (i) 3,038 shares were owned by the Company; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.*

(b) Substantial Shareholders' and other interests

Save for the interests of certain Directors disclosed above, according to the register of interests maintained by the Company pursuant to section 336 of the SFO and so far as was known to the Directors or chief executive of the Company, as at the Latest Practicable Date, the following persons or corporations (other than a Director or chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO.

Long Positions

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Rimmer (Cayman) Limited *(Note 1)*	1,122,938,300	57.81
Riddick (Cayman) Limited *(Note 1)*	1,122,938,300	57.81
Hopkins (Cayman) Limited *(Note 1)*	1,122,938,300	57.81
Henderson Development Limited *(Note 1)*	1,122,745,800	57.80
Yamina Investment Limited *(Note 1)*	538,437,300	27.72
Believegood Limited *(Note 1)*	222,045,300	11.43
South Base Limited *(Note 1)*	222,045,300	11.43
Henderson Investment Limited *(Note 2)*	204,162,389	10.51
Person other than Substantial Shareholders:		
Cameron Enterprise Inc. *(Note 1)*	145,090,000	7.47
Third Avenue Management LLC on behalf of numerous portfolios	136,450,100	7.02
Third Avenue Management LLC on behalf of the Third Avenue Value Fund *(Note 3)*	103,328,000	5.32

Notes:

1. *Please see Note 1 to Section 2(a) of this appendix.*

2. *These are the maximum number of shares to be issued under the Share Entitlement Note.*

3. *These shares formed part of the 136.450,100 Shares held by Third Avenue Management LLC on behalf of numerous portfolios.*

4. *The table below shows the positions held by Directors in Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited, Yamina Investment Limited, Believegood Limited, South Base Limited, Cameron Enterprise Inc. and HIL as at the Latest Practicable Date:*

Rimmer (Cayman) Limited

Name of Director	Position held in Rimmer (Cayman) Limited
Lee Shau Kee	Director
Fung Lee Woon King	Director
Lee Tat Man	Director
Colin Lam Ko Yin	Director

Riddick (Cayman) Limited

Name of Director	Position held in Riddick (Cayman) Limited
Lee Shau Kee	Director
Fung Lee Woon King	Director
Lee Tat Man	Director
Colin Lam Ko Yin	Director

Hopkins (Cayman) Limited

Name of Director	Position held in Hopkins (Cayman) Limited
Lee Shau Kee	Director
Fung Lee Woon King	Director
Lee Tat Man	Director
Colin Lam Ko Yin	Director

Henderson Development Limited

Name of Director	Position held in Henderson Development Limited
Lee Shau Kee	Director
Fung Lee Woon King	Director
Lee Tat Man	Director
Woo Po Shing	Director
Lee Ka Kit	Director
Lee Ka Shing	Director
Colin Lam Ko Yin	Director and Alternate Director to Lee Tat Man

Yamina Investment Limited

Name of Director	Position held in Yamina Investment Limited
Fung Lee Woon King	Director
Lee King Yue	Director

Believegood Limited

Name of Director	Position held in Believegood Limited
Lee Shau Kee	Director
Fung Lee Woon King	Director
Lee King Yue	Director
Colin Lam Ko Yin	Director
Lee Ka Shing	Director

South Base Limited

Name of Director	Position held in South Base Limited
Fung Lee Woon King	Director
Lee King Yue	Director

Cameron Enterprise Inc.

Name of Director	Position held in Cameron Enterprise Inc.
Lee Shau Kee	Director
Fung Lee Woon King	Director
Lee Tat Man	Director
Lee King Yue	Director

HIL

Name of Director	Position held in HIL
Lee Shau Kee	Executive Director
Lee Ka Kit	Executive Director
Colin Lam Ko Yin	Executive Director
Lee Ka Shing	Executive Director
Lee Tat Man	Executive Director
Suen Kwok Lam	Executive Director
Lee King Yue	Executive Director
Eddie Lau Yum Chuen	Executive Director
Li Ning	Executive Director
Patrick Kwok Ping Ho	Executive Director
Woo Po Shing	Non-Executive Director
Leung Hay Man	Non-Executive Director
Gordon Kwong Che Keung	Independent Non-Executive Director
Ko Ping Keung	Independent Non-Executive Director
Wu King Cheong	Independent Non-Executive Director
Jackson Woo Ka Biu, alternate to Woo Po Shing	Alternate Director to Woo Po Shing

3. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contracts with the Group which does not expire or is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

4. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or claim of material importance and, so far as the Directors are aware, no litigation or claim of material importance is pending or threatened against the Company or any of its subsidiaries.

5. COMPETING INTERESTS

As at the Latest Practicable Date, Dr. Lee Shau Kee, the Chairman of the Company and Mr. Lee Ka Kit, Mr. Lee Ka Shing and Mr. Li Ning, all being Directors, had deemed interests and/or held directorships in companies engaged in the businesses of property investment, development and management in Hong Kong and the PRC. As those companies which might have competing businesses

with the Group were involved in the investment, development and management of properties of different types and/or in different locations, the Group, maintaining three independent non-executive directors, has been operating independently of, and at arm's length from, the businesses of those companies.

As at the Latest Practicable Date, in so far as the Directors are aware, save as disclosed above, none of the Directors or their respective associates (as defined in the Listing Rules) had any interest in a business which competes or is likely to compete with the business of the Group.

6. GENERAL

(a) The registered office of the Company is at 72nd-76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

(b) The share registrar of the Company is Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(c) The secretary of the Company is Mr. Timon Liu Cheung Yuen, *B.Ec., F.C.P.A., C.A.(Aust.), F.C.S., F.C.I.S.*.

(d) The qualified accountant of the Company is Mr. Chao Lung Yu, *F.C.C.A., C.P.A.*.

(e) Mrs. Lee Pui Ling, Angelina, a Director, is a partner of Woo Kwan Lee & Lo, which firm will receive normal professional fees for provision of advice as to Hong Kong law in connection with the Transaction.

(f) The English language text of this circular shall prevail over the Chinese language text in case of inconsistency.

同種類之物業及／或於不同地點發展及投資物業，故本集團(維持三名獨立非執行董事)已獨立於該等公司之業務，並按公平原則基準營運。

於最後實際可行日期，據董事所知，除上文披露者外，概無董事或彼等之聯繫人(定義見上市規則)於與本集團之業務構成或似乎構成競爭之業務中擁有任何權益。

6. 一般資料

(a) 本公司之註冊辦事處位於香港中環金融街八號國際金融中心二期72-76樓。

(b) 本公司之股份過戶登記處為香港中央證券登記有限公司，地址為香港皇后大道東一八三號合和中心46樓。

(c) 本公司之秘書為廖祥源先生，*B.Ec., F.C.P.A., C.A.(Aust.), F.C.S., F.C.I.S.*。

(d) 本公司之合資格會計師為曹龍如先生，*F.C.C.A., C.P.A.*。

(e) 本公司董事李王佩玲女士為胡關李羅律師行之合夥人，而該律師行就交易提供香港法律諮詢服務將收取一般專業費用。

(f) 若本通函之英文本與中文本出現歧義，則以英文本為準。

Cameron Enterprise Inc.

董事姓名	於Cameron Enterprise Inc.擔任之職位
李兆基	董事
馮李煥琼	董事
李達民	董事
李鏡禹	董事

恒基發展

董事姓名	於恒基發展擔任之職位
李兆基	執行董事
李家傑	執行董事
林高演	執行董事
李家誠	執行董事
李達民	執行董事
孫國林	執行董事
李鏡禹	執行董事
劉壬泉	執行董事
李寧	執行董事
郭炳濠	執行董事
胡寶星	非執行董事
梁希文	非執行董事
鄺志強	獨立非執行董事
高秉強	獨立非執行董事
胡經昌	獨立非執行董事
胡家驃(胡寶星之替代董事)	胡寶星之替代董事

3. 董事之服務合約

於最後實際可行日期，概無董事與本集團已經或建議訂立任何並非於一年內屆滿或本集團不可在一年內終止而毋須賠償(法定賠償除外)之服務合約。

4. 訴訟

於最後實際可行日期，本公司或其任何附屬公司概無牽涉任何重大訴訟或索償，而據董事所知，本公司或其任何附屬公司概無涉及任何尚未了結或有被控之重大訴訟或索償。

5. 權益競爭

於最後實際可行日期，本公司主席李兆基博士及董事李家傑先生、李家誠先生及李寧先生均被視為於在香港及中國從事物業投資、發展及管理業務之公司中，擁有權益及／或持有董事職位。由於該等可能與本集團之業務構成競爭之公司乃涉及投資、發展及管理不

Riddick (Cayman) Limited

董事姓名	於Riddick (Cayman) Limited擔任之職位
李兆基	董事
馮李煥琼	董事
李達民	董事
林高演	董事

Hopkins (Cayman) Limited

董事姓名	於Hopkins (Cayman) Limited擔任之職位
李兆基	董事
馮李煥琼	董事
李達民	董事
林高演	董事

恒基兆業有限公司

董事姓名	於恒基兆業有限公司擔任之職位
李兆基	董事
馮李煥琼	董事
李達民	董事
胡寶星	董事
李家傑	董事
李家誠	董事
林高演	董事兼李達民之替代董事

Yamina Investment Limited

董事姓名	於Yamina Investment Limited擔任之職位
馮李煥琼	董事
李鏡禹	董事

Believegood Limited

董事姓名	於Believegood Limited擔任之職位
李兆基	董事
馮李煥琼	董事
李鏡禹	董事
林高演	董事
李家誠	董事

South Base Limited

董事姓名	於South Base Limited擔任之職位
馮李煥琼	董事
李鏡禹	董事

好倉

	權益總數	權益%
主要股東：		
Rimmer (Cayman) Limited *(附註1)*	1,122,938,300	57.81
Riddick (Cayman) Limited *(附註1)*	1,122,938,300	57.81
Hopkins (Cayman) Limited *(附註1)*	1,122,938,300	57.81
恒基兆業有限公司 *(附註1)*	1,122,745,800	57.80
Yamina Investment Limited *(附註1)*	538,437,300	27.72
Believegood Limited *(附註1)*	222,045,300	11.43
South Base Limited *(附註1)*	222,045,300	11.43
恒基發展有限公司 *(附註2)*	204,162,389	10.51
主要股東以外之人士：		
Cameron Enterprise Inc. *(附註1)*	145,090,000	7.47
Third Avenue Management LLC (代多個投資組合持有)	136,450,100	7.02
Third Avenue Management LLC (代Third Avenue Value Fund持有) *(附註3)*	103,328,000	5.32

附註：

1. *請參閱本附錄第2(a)節之附註1。*

2. *根據股份權益票據將予發行之最高股份數目。*

3. *該等股份乃Third Avenue Management LLC代多個投資組合所持有之136,450,100股股份中之一部份。*

4. *下表顯示於最後實際可行日期，董事在Rimmer (Cayman) Limited、Riddick (Cayman) Limited、Hopkins (Cayman) Limited、恒基兆業有限公司、Yamina Investment Limited、Believegood Limited、South Base Limited、Cameron Enterprise Inc.及恒基發展擔任之職位：*

   Rimmer (Cayman) Limited

董事姓名	於Rimmer (Cayman) Limited擔任之職位
李兆基	董事
馮李煥琼	董事
李達民	董事
林高演	董事

25. *該等股份中，(i) 5,000股由李家傑先生全資擁有之Applecross Limited擁有；及(ii) 5,000股由本公司間接全資擁有公司恒基中國集團有限公司（「恒中」）全資擁有之Andcoe Limited之全資附屬恒基（中國）投資有限公司擁有。*

26. *該等股份由馮李煥琼女士實益擁有。*

27. *該等股份由馮李煥琼女士實益擁有。*

28. *該等股份中，(i) 4,000股由李家傑先生全資擁有之Applecross Limited擁有；及 (ii) 6,000股由恒中全資擁有之Andcoe Limited之全資附屬恒基（中國）投資有限公司擁有。*

29. *該等股份中，(i) 80股由本公司之全資附屬達榮發展有限公司擁有；(ii) 10股由恒兆之全資附屬恒基財務有限公司擁有；及 (iii) Jetwin International Limited之全資附屬Perfect Bright Properties Inc.及Furnline Limited各擁有 5股。*

30. *該等股份中，(i) 3,038股由本公司擁有；及 (ii) 202股由Jetwin International Limited全資擁有之Perfect Bright Properties Inc.及Furnline Limited各持50% 之福佳投資有限公司擁有。*

(b) 主要股東及其他權益

除上文披露有關若干董事之權益外，根據本公司按證券及期貨條例第336條存置之登記冊，據本公司董事或本公司之主要行政人員所知，於最後實際可行日期，以下人士或法團（不包括本公司董事或本公司之主要行政人員）於本公司之股份及相關股份中，擁有根據證券及期貨條例第XV部第2及第3分部須向本公司披露之權益或淡倉。

13. 該等股份由林高演先生實益擁有。

14. 該等股份由馮李焕琼女士實益擁有。

15. 該等股份由梁希文先生實益擁有。

16. 該等股份中，本公司全資擁有之Aynbury Investments Limited之全資附屬Higgins Holdings Limited、Multiglade Holdings Limited及Threadwell Limited分別擁有100,612,750股、79,121,500股及75,454,000股。根據證券及期貨條例，李兆基博士被視為擁有本公司(列載於附註1)及美麗華酒店企業有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

17. 該等股份中，胡寶星爵士實益擁有2,705,000股，而其餘之2,455,000股由其擁有50%之芳芬有限公司擁有。

18. 該850,202,901股股份及35,745,000股股份分別由香港中華煤氣之全資附屬公司Hong Kong & China Gas (China) Limited及Planwise Properties Limited持有。根據證券及期貨條例，李兆基博士被視為擁有香港中華煤氣(列載於附註10)及港華燃氣有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

19. Hopkins 作為單位信託之受託人持有該等股份。

20. Hopkins 作為單位信託之受託人持有該等股份。

21. 該等股份中，李兆基博士實益擁有35,000,000股，而富生擁有其餘之15,000,000股。

22. 該等股份中，(i) 10,400股由本公司擁有；(ii) 2,600股由恒兆擁有；及 (iii) 13,000股由Manifest Investments Limited擁有，Wealth Sand Limited持有Manifest Investments Limited 50%，而Firban Limited持有Wealth Sand Limited 70%。Jetwin International Limited之全資附屬Perfect Bright Properties Inc. 及Furnline Limited各擁有Firban Limited 50%。Triton (Cayman) Limited作為一單位信託之受託人，擁有Jetwin International Limited之全部已發行股份。Triumph (Cayman) Limited及Victory (Cayman) Limited分別為全權信託之受託人，持有該單位信託之單位。李兆基博士擁有Triton (Cayman) Limited、Triumph (Cayman) Limited及Victory (Cayman) Limited之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份。李家傑先生及李家誠先生為於該單位信託持有單位之全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為於該單位信託持有單位之全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

23. 該等股份由梁希文先生全資擁有之Gilbert Investment Inc. 擁有。

24. 該等股份由胡寶星爵士及其妻子各擁有50% 之 Fong Fun Investment Inc. 之全資附屬Coningham Investment Inc. 擁有。

2. 該等股份由李達民先生實益擁有。

3. 該等股份由李王佩玲女士實益擁有。

4. 該等股份中，李鏡禹先生實益擁有42,900股，而其餘之19,800股由李鏡禹先生及其妻子各擁有50% 之銀禧建業有限公司擁有。

5. 該等股份由馮李煥琼女士實益擁有。

6. 該等股份由胡家驃先生之妻子擁有。

7. 該等股份中，李兆基博士實益擁有34,779,936股，而其餘之2,076,089,007股股份中，(i)本公司全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有802,854,200股、602,398,418股、363,328,900股、217,250,000股及84,642,341股；及 (ii) 5,615,148股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有本公司及富生 (列載於附註1) 及恒基發展的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

8. 該等股份由李達民先生實益擁有。

9. 該等股份由李鏡禹先生實益擁有。

10. 該等股份中，李兆基博士實益擁有3,548,791股，而其餘之2,459,824,950股股份中，(i)恒基發展全資擁有之Timpani Investments Limited之全資附屬迪斯利置業有限公司及Medley Investment Limited分別擁有1,274,927,055股及532,647,502股；(ii) 559,359,540股由恒基發展之全資附屬Macrostar Investment Limited擁有；(iii) 4,363,119股由恒兆全資擁有之Yamina Investment Limited之全資附屬Boldwin Enterprises Limited擁有；及 (iv) 88,527,734股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒基發展、恒兆及富生 (列載於附註1及7) 及香港中華煤氣的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

11. 該等股份由歐肇基先生之妻子擁有。

12. 該等股份中，李兆基博士實益擁有7,799,220股，而其餘之111,732,090股股份中，(i)本公司全資擁有之Pataca Enterprises Limited之全資附屬Graf Investment Limited、Mount Sherpa Limited及Paillard Investment Limited各擁有23,400,000股；及 (ii) 41,532,090股由本公司全資擁有之Camay Investment Limited之全資附屬Max-mercan Investment Limited 之全資附屬Wiselin Investment Limited擁有。根據證券及期貨條例，李兆基博士被視為擁有本公司 (列載於附註1) 及香港小輪 (集團) 有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

普通股（除文義另有所指外）（續）

好倉（續）

公司名稱	與本公司之關係	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	權益%
威永投資有限公司	聯營公司	李家傑	25			5,000	5,000	10,000	100.00
皓輝投資有限公司	附屬公司	馮李煥琼	26	2,000				2,000	20.00
盈基發展有限公司	附屬公司	馮李煥琼	27	50				50	5.00
興輝置業有限公司	附屬公司	李家傑	28			4,000	6,000	10,000	100.00
喜田地產有限公司	附屬公司	李兆基	29			100		100	100.00
		李家傑	29				100	100	100.00
		李家誠	29				100	100	100.00
		李　寧	29		100			100	100.00
Pettystar Investment Limited	附屬公司	李兆基	30			3,240		3,240	80.00
		李家傑	30				3,240	3,240	80.00
		李家誠	30				3,240	3,240	80.00
		李　寧	30		3,240			3,240	80.00

附註：

1. *該等股份中，(i) 570,743,800股由恒基兆業有限公司（「恒兆」）擁有；(ii) 7,962,100股由恒兆之全資附屬先樂置業有限公司擁有；(iii) 145,090,000股由Cameron Enterprise Inc. 擁有；222,045,300股由South Base Limited全資擁有之Believegood Limited 擁有；61,302,000股由Jayasia Investments Limited 全資擁有之Prosglass Investment Limited 擁有；55,000,000股由Mei Yu Ltd. 全資擁有之Fancy Eye Limited 擁有；55,000,000股由World Crest Ltd. 全資擁有之Spreadral Limited擁有；Cameron Enterprise Inc.、South Base Limited、Jayasia Investments Limited、Mei Yu Ltd. 及World Crest Ltd. 為Yamina Investment Limited 之全資附屬公司，而Yamina Investment Limited 為恒兆全資擁有；(iv) 5,602,600股由香港中華煤氣之全資附屬Superfun Enterprises Limited擁有，恒基發展持有香港中華煤氣39.06%，本公司持有恒基發展67.94%，而恒兆則持有本公司57.80%；及 (v) 192,500股由富生有限公司（「富生」）擁有。Hopkins (Cayman) Limited（「Hopkins」）作為一單位信託（「單位信託」）之受託人，擁有恒兆及富生之全部已發行普通股股份。Rimmer (Cayman) Limited（「Rimmer」）及Riddick (Cayman) Limited（「Riddick」）分別作為全權信託之受託人，持有單位信託之單位。李兆基博士擁有Hopkins、Rimmer及Riddick之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份的權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。*

普通股(除文義另有所指外)(續)

好倉(續)

公司名稱	與本公司之關係	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	權益%
恒基兆業有限公司	控股公司	李兆基	19			8,190 (普通股A股)		8,190 (普通股A股)	100.00
		李兆基	20			3,510 (無投票權B股)		3,510 (無投票權B股)	100.00
		李兆基	21	35,000,000 (無投票權遞延股份)		15,000,000 (無投票權遞延股份)		50,000,000 (無投票權遞延股份)	100.00
		李家傑	19				8,190 (普通股A股)	8,190 (普通股A股)	100.00
		李家傑	20				3,510 (無投票權B股)	3,510 (無投票權B股)	100.00
		李家傑	21				15,000,000 (無投票權遞延股份)	15,000,000 (無投票權遞延股份)	30.00
		李家誠	19				8,190 (普通股A股)	8,190 (普通股A股)	100.00
		李家誠	20				3,510 (無投票權B股)	3,510 (無投票權B股)	100.00
		李家誠	21				15,000,000 (無投票權遞延股份)	15,000,000 (無投票權遞延股份)	30.00
		李　寧	19		8,190 (普通股A股)			8,190 (普通股A股)	100.00
		李　寧	20		3,510 (無投票權B股)			3,510 (無投票權B股)	100.00
		李　寧	21		15,000,000 (無投票權遞延股份)			15,000,000 (無投票權遞延股份)	30.00
Best Homes Limited	聯營公司	李兆基	22			26,000		26,000	100.00
		李家傑	22				26,000	26,000	100.00
		李家誠	22				26,000	26,000	100.00
		李　寧	22		26,000			26,000	100.00
精威置業有限公司	控股公司之附屬公司	梁希文	23			5,000		5,000	4.49
		胡寶星	24			3,250		3,250	2.92

普通股（除文義另有所指外）（續）

好倉（續）

公司名稱	與本公司之關係	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	權益%
恒基發展	附屬公司	李兆基	7	34,779,936		2,076,089,007		2,110,868,943	69.27
		李家傑	7				2,076,089,007	2,076,089,007	68.13
		李家誠	7				2,076,089,007	2,076,089,007	68.13
		李 寧	7		2,076,089,007			2,076,089,007	68.13
		李達民	8	6,666				6,666	0.00
		李鏡禹	9	1,001,739				1,001,739	0.03
香港中華煤氣	上市聯營公司	李兆基	10	3,548,791		2,459,824,950		2,463,373,741	40.65
		李家傑	10				2,459,824,950	2,459,824,950	40.59
		李家誠	10				2,459,824,950	2,459,824,950	40.59
		李 寧	10		2,459,824,950			2,459,824,950	40.59
		歐肇基	11		55,000			55,000	0.00
香港小輪（集團）有限公司	上市聯營公司	李兆基	12	7,799,220		111,732,090		119,531,310	33.55
		李家傑	12				111,732,090	111,732,090	31.36
		李家誠	12				111,732,090	111,732,090	31.36
		李 寧	12		111,732,090			111,732,090	31.36
		林高演	13	150,000				150,000	0.04
		馮李煥琼	14	465,100				465,100	0.13
		梁希文	15	2,250				2,250	0.00
美麗華酒店企業有限公司	上市聯營公司	李兆基	16			255,188,250		255,188,250	44.21
		李家傑	16				255,188,250	255,188,250	44.21
		李家誠	16				255,188,250	255,188,250	44.21
		李 寧	16		255,188,250			255,188,250	44.21
		胡寶星	17	2,705,000		2,455,000		5,160,000	0.89
港華燃氣有限公司（前稱百江燃氣控股有限公司）	上市聯營公司	李兆基	18			885,947,901		885,947,901	45.48
		李家傑	18				885,947,901	885,947,901	45.48
		李家誠	18				885,947,901	885,947,901	45.48
		李 寧	18		885,947,901			885,947,901	45.48

1. 責任聲明

本通函之資料乃遵照上市規則之規定而刊載，旨在提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及所信，本通函並無遺漏其他事實，足以致使本通函所載之任何陳述有所誤導。

2. 權益披露

(a) 董事的股份權益

於最後實際可行日期，董事及本公司之行政總裁於本公司及其相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中，擁有(a)根據證券及期貨條例第XV部第7及第8分部而須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例彼等被假設或視為擁有之權益及淡倉)；或(b)根據證券及期貨條例第352條，須載入該條所指之登記冊之權益及淡倉；或(c)根據《上市公司董事進行證券交易的標準守則》之權益及淡倉(根據證券及期貨條例第XV部，李兆基博士、李家傑先生、李家誠先生及李寧先生僅因彼等被視為於恒基兆業有限公司、恒基發展及／或本公司擁有權益而被假設或視為於本公司非上市相聯公司擁有之權益除外，該等權益已向聯交所申請豁免嚴格遵守上市規則第14.64(3)條及上市規則附錄十六第38段的披露規定，因披露該等權益對本集團整體而言並非重大，且資料過份冗長。)如下：

普通股(除文義另有所指外)
好倉

公司名稱	與本公司之關係	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	權益%
本公司		李兆基	1			1,122,938,300		1,122,938,300	57.81
		李家傑	1				1,122,938,300	1,122,938,300	57.81
		李家誠	1				1,122,938,300	1,122,938,300	57.81
		李 寧	1		1,122,938,300			1,122,938,300	57.81
		李達民	2	110,000				110,000	0.01
		李王佩玲	3	30,000				30,000	0.00
		李鏡禹	4	42,900		19,800		62,700	0.00
		馮李煥琼	5	1,000,000				1,000,000	0.05
		胡家驃	6		2,000			2,000	0.00

7. 其他資料

閣下務須留意本通函附錄所載之一般資料。

股東及各有意投資者謹請留意，因交易、削減股份溢價及建議分派涉及多項未必能達成之條件，故此未必進行。股東及各有意投資者在買賣本公司證券時務請審慎行事。

此致

列位股東 台照

代表董事局
主席
李兆基博士
謹啟

二零零七年十月二十日

本公司與恒基發展將會於完成時訂立稅務契約書，據此，恒基發展將會就有關於完成或之前發生之事件之若干稅務負債向本公司提供彌償保證。恒基發展同意保證，於完成後出售公司及彼等之附屬公司除股東貸款外將不會有任何負債(彼等各自之間之負債除外)。

完成

收購協議規定完成將於完成日期進行。

3. 進行交易之原因及得益

交易將可精簡本集團所持於香港中華煤氣股份之投資，並將可為本公司投資者改善企業架構。交易可將本公司於香港中華煤氣之應佔權益由香港中華煤氣已發行股本總額約26.54%增加至約39.06%。

作為恒基發展之大股東，公佈所述於完成後恒基發展成為一個單一性基建集團之得益亦將受使本公司受惠。

董事局相信，交易之條款屬公平合理，並符合股東之整體利益。

4. 交易之財務影響

交易將不會對本集團之資產、負債或盈利構成重大影響。

5. 有關本集團與恒基發展集團之資料

本集團之主要業務為地產發展及投資、財務、建築工程、基建、酒店業務、百貨業務、項目管理、投資控股及物業管理。恒基發展集團之主要業務為投資控股及基建。

6. 上市規則之規定

由於交易之一個或以上相關百分比率超過5%，但所有相關百分比率均低於25%。因此交易構成本公司之一項須予披露交易。由於概無本公司(於其附屬公司層面除外)之關連人士有權在恒基發展之任何股東大會上行使或控制行使10%或以上之投票權，且恒基發展並非本公司之董事(包括於過去十二個月期間出任本公司董事之人士)、行政總裁或主要股東之聯繫人(在各情況下均不計及本公司之關連人士透過本公司持有之恒基發展之任何權益)，故恒基發展並非本公司之關連人士。

完成之條件

交易之完成須待下列條件達成(或在下述之若干情況獲豁免)後方可作實:

(a) 就交易而言本公司取得必需之所有有關第三方同意或批准;

(b) 就交易而言恒基發展、出售公司及彼等之附屬公司以及香港中華煤氣取得必需之所有有關第三方同意或批准;

(c) 恒基發展並無嚴重違反保證或收購協議之任何其他條款;

(d) 於恒基發展之股東特別大會上就收購協議及根據收購協議預計進行之該等交易及完成分派取得恒基發展獨立股東批准;及

(e) 聯交所批准或同意批准按照令本公司及恒基發展滿意之條款及條件根據股份權益票據而可能發行之全部股份上市及買賣。

恒基發展可隨時以書面方式全部或部分豁免上文(b)項所載之條件(只涉及恒基發展之同意及批准而言),而該豁免僅可依據恒基發展可能規定之該等條款及條件授出。本公司可隨時以書面方式全部或部分豁免上文(a)及(c)項所載之條件,而該豁免僅可依據本公司可能規定之該等條款及條件授出。本公司及恒基發展可共同以書面方式協定全部或部分豁免上文(b)項所載之條件(涉及恒基發展之同意及批准者除外),而該豁免僅可依據本公司與恒基發展雙方可能同意之該等條款及條件授出。

倘若任何條件未能於二零零八年一月二日或之前(或雙方以書面方式協定之較後日期)達成或獲豁免,收購協議將會終止及再無效力,而任何一方均無權根據或就收購協議擁有任何權利或利益或須履行任何義務,或須對其他人士負上責任(就任何先前違反而須負責者除外)。

保證及彌償保證

根據收購協議,恒基發展向本公司提供慣常保證(包括資產所有權、存檔紀錄及法律之遵守及重大合約等)。

後）釐定可享有之任何股息，乃因該等股份於該記錄日期後才發行，則該等股份之持有人將有權獲本公司支付金額相等於該筆股息之款項。

根據股份權益票據之條款，向恒基發展發行股份權益票據作為本公司根據交易應付之部份代價及由恒基發展持有股份權益票據並無抵觸公司條例或任何其他香港適用法律。

可轉讓性及行使

股份權益票據僅可根據完成分派轉讓一次，而其隨附之配發權於轉讓時被視為已自動行使，因此將會自動向有關恒基發展股東發行有關股份。因此，恒基發展股東將不會獲發股份權益票據，但將會根據完成分派直接獲得股份。然而，轉讓予本公司或其任何附屬公司之任何股份權益票據將會自動註銷，而其隨附之配發權將會自動喪失，故本公司或其任何附屬公司將不會根據完成分派獲得任何股份。根據股份權益票據將予發行之任何股份，均會根據本公司於二零零六年十二月十二日舉行之股東週年大會上通過之決議授予董事局之一般授權，按發行日期聯交所每日報價表所報股份之收市價（根據適用會計準則之要求）相等之發行價發行。根據該一般授權，董事局獲准配發及發行最多388,516,000股新股份。於最後實際可行日期，概無根據該一般授權配發及發行任何股份。於二零零七年九月二十八日（即暫停買賣股份以待發表公佈前之最後交易日），聯交所每日報價表所報之股份收市價為每股股份港幣61.65元。

由於將會向恒基發展（並非本公司之關連人士）發行股份權益票據以償付本公司根據交易應付之部分代價，故根據上市規則，因恒基發展向巧合為本公司之關連人士之任何恒基發展股東分派根據股份權益票據而發行任何股份或據此支付款項將不會構成一項關連交易，原因是分派將由恒基發展作出，而本公司與該等人士之間並無進行任何交易。

有效期

股份權益票據於配發權獲行使或註銷或被視為獲行使或註銷前一直有效。

上市

本公司將不會申請將股份權益票據上市。本公司將會向聯交所上市委員會申請批准根據配發權獲行使而可能發行之任何新股份上市及買賣。

(e) 法院確認削減股份溢價、達成法院施加之一切條件及向香港公司註冊處登記確認削減股份溢價之法院指令副本，連同公司條例第61條規定之其他文件。

本公司已承諾，倘批准交易之決議案獲恒基發展獨立股東於恒基發展之股東特別大會上通過，本集團將投票贊成批准削減股份溢價之決議案。全體恒基發展股東均獲准於恒基發展之股東特別大會上就批准削減股份溢價之決議案投票。恒基發展已於收購協議中向本公司承諾，其將會於恒基發展之股東特別大會上提呈批准完成分派之決議案。

股份權益票據

發行人

Kamston Investment Limited，本公司之一間全資附屬公司。

擔保人

本公司

根據股份權益票據之條款，本公司已無條件及不可撤回地向恒基發展作出擔保，發行人將妥善及準時向恒基發展履行及承擔發行人於或根據股份權益票據下到期履行、結欠或產生之所有責任(不論是現有或日後、實際或或有之責任)，作出擔保之用意為當發行人未能妥善及準時履行或承擔其任何責任時，本公司須於被要求時隨即履行及承擔或促使履行及承擔發行人之責任。此外，作為一項基本責任，本公司已無條件及不可撤回地同意，就恒基發展因發行人未能履行其責任或因發行人之任何責任因任何原因(無論恒基發展是否知情)而成為或即將成為無效、可使無效或不可強制執行所招致之一切費用、開支、虧損或損失，向恒基發展賠償恒基發展應有權向發行人追討收回之費用、開支、虧損或損失金額，連同恒基發展可能就向發行人或本公司提出之法律程序而合理妥為產生的全部開支。

權益

股份權益票據賦予持有人配發權。股份權益票據確保於完成時由本公司發行予恒基發展，將附有涉及636,891,425股股份之配發權。

根據股份權益票據將予發行之任何股份將入賬列作繳足股本，且各自及與於發行日期已發行之所有其他股份在各方面享有同等權益，並享有記錄日期為發行日期或之後之一切股息及其他分派。倘若該等股份無權收取按於任何記錄日期(該日期為收購協議日期或之

如公佈所提及，恒基發展董事局擬建議恒基發展股東批准以下各項：

(a) 於完成時，派發總額相等於(i)於完成日期聯交所每日報價表所報之股份收市價乘以636,891,425；及(ii)總股息金額(如有)兩者總和之股息，但將不會以現金分派，而以每股恒基發展股份根據股份權益票據配發0.209股股份之權益之實物分派方式支付；及

(b) 倘削減股份溢價成為無條件，進一步分派現金約港幣3,687,000,000元，即每股恒基發展股份港幣1.21元。

於最多636,891,425股股份權益之分派中，本公司或其附屬公司原應可獲分派最多432,729,036股股份(按彼等於最後實際可行日期持有2,070,473,859股恒基發展股份)。該權益將於向本公司及其附屬公司作出分派後註銷，而有關之股份將不予配發。因此，僅會向恒基發展之其他股東配發最多可達204,162,389股股份(總面值為港幣408,324,778元)。該204,162,389股股份佔本公司現有已發行股本約10.51%，或佔經發行該等股份後擴大之本公司已發行股本約9.51%。於最後實際可行日期，本公司法定股本為港幣5,200,000,000元，分為2,600,000,000股股份，而本公司已發行股本為港幣3,885,160,000元，分為1,942,580,000股股份。交易不會對本公司之控制權造成變動。

就進一步分派現金約港幣3,687,000,000元(即每股恒基發展股份港幣1.21元)而言，本集團將收取約港幣2,505,000,000元(倘若本集團於有關記錄日期持有之恒基發展股份數目相等於最後實際可行日期所持之數目，即2,070,473,859股恒基發展股份)，而其他恒基發展股東將收取約港幣1,182,000,000元。

如公佈所進一步提及，削減股份溢價須達成下列條件後方可作實：

(a) 恒基發展獨立股東於恒基發展之股東特別大會上批准交易，且交易已經完成；

(b) 恒基發展獨立股東於恒基發展之股東特別大會上通過批准建議分派之普通決議案；

(c) 恒基發展股東於恒基發展之股東特別大會上通過批准削減股份溢價之特別決議案；

(d) 取得恒基發展集團借款人之一切必要同意；及

於完成時：


李兆基博士
及／或其家族信託
1.33%
（透過本公司持有者除外）
52.44%
其他股東
47.30%
本公司
67.94%
其他恒基發展股東
30.73%
0.26%
恒基發展
39.06%
香港中華煤氣
基建業務

代價

按香港中華煤氣平均收市價港幣18.108元計算，香港中華煤氣權益之價值約為港幣42,860,000,000元。代價包括：

(a) 向恒基發展發行股份權益票據，股份權益票據賦予持有人權利可要求本公司發行636,891,425股股份並入賬列為繳足股本。按恒基地產平均收市價港幣61.475元計算，該636,891,425股股份之總價值約為港幣39,153,000,000元；及

(b) 現金港幣3,707,000,000元。

本公司已承諾，於發行股份權益票據前及於仍有任何股份尚未根據股份權益票據發行時，其將不會採取若干行動致使本公司每股股份之市價受到攤薄影響，例如分拆股份、溢利或儲備撥充資本、現金或實物資本分派及供股。恒基發展進一步承諾，其將促使於完成前自香港中華煤氣收取之任何股息(以收購協議日期或之後作為記錄日期)保留於出售公司或彼等之附屬公司。

附註：恒基發展之經審核綜合賬目內出售公司及彼等之附屬公司整體應佔者，而出售公司及彼等之附屬公司於香港中華煤氣之權益已就利用權益會計法計算。

於二零零七年六月三十日，應佔出售公司資產淨值之權益及股東貸款分別為港幣8,964,000,000元及港幣5,423,000,000元，於二零零六年六月三十日，應佔出售公司資產淨值之權益及股東貸款則分別為港幣6,302,000,000元及港幣5,391,000,000元。於二零零七年六月三十日，除了於2,366,934,097股香港中華煤氣股份之權益及股東貸款外，出售公司並無任何其他主要資產或負債。

於完成後，出售公司及彼等之附屬公司將不再為恒基發展之附屬公司。於完成後，香港中華煤氣將繼續以權益會計法於本公司之賬目內入賬。

於最後實際可行日期及於完成時，本公司、恒基發展與香港中華煤氣之間之概約股權簡圖載列如下：

於最後實際可行日期：


李兆基博士
及／或其家族信託
1.33%
（透過本公司持有者除外）
57.52%
其他股東
42.19%
本公司
67.94%
其他恒基發展股東
30.73%
0.29%
恒基發展
39.06%
香港中華煤氣
基建業務

中華煤氣權益，即恒基發展於2,366,934,097股香港中華煤氣股份之全部權益(佔香港中華煤氣已發行股本總額約39.06%)。交易乃有效地重組本集團於香港中華煤氣之權益。

根據上市規則，交易構成本公司之須予披露交易。本通函旨在向　閣下提供有關(其中包括)收購協議與交易之其他詳情。

2. 收購協議

日期

二零零七年十月二日

訂約方

本公司

恒基發展

交易

交易包括由本集團透過收購恒基發展於出售公司之權益及股東貸款，向恒基發展集團收購香港中華煤氣權益，即恒基發展於2,366,934,097股香港中華煤氣股份之全部權益(佔香港中華煤氣已發行股本總額約39.06%)。出售公司為恒基發展之全資附屬公司，主要業務為有關於香港中華煤氣之投資控股。香港中華煤氣為一間於香港註冊成立之公司，其股份於聯交所上市。香港中華煤氣及其附屬公司之主要業務為在香港和中國生產、分銷及營銷氣體、水及相關業務。

交易不會對香港中華煤氣之控制權造成變動。證監會企業融資部執行董事已豁免本公司因交易而須根據收購守則第26.1條附註6就香港中華煤氣股份提出全面收購建議之責任。

下文載列有關出售公司之若干財務資料：

	二零零七年	**二零零六年**
	港幣百萬元	*港幣百萬元*
於六月三十日應佔出售公司資產淨值之權益及出售公司欠付之股東貸款應佔合計 *(附註)*	14,387	11,693
截至六月三十日止年度之除稅前及除稅後溢利合計 *(附註)*	3,404	1,798



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(於香港註冊成立之有限公司)
(股份代號：12)

註冊辦事處：
香港
中環
金融街八號
國際金融中心二期
72-76樓

執行董事：
李兆基 *(主席兼總經理)*
李家傑 *(副主席)*
林高演 *(副主席)*
李家誠 *(副主席)*
葉盈枝
歐肇基
孫國林
李鏡禹
馮李煥琼
劉壬泉
李寧
郭炳濠

非執行董事：
胡寶星
梁希文
李王佩玲
李達民
胡家驃 *(胡寶星之替代董事)*

獨立非執行董事：
鄺志強
高秉強
胡經昌

敬啟者：

有關恒基兆業地產有限公司
於香港中華煤氣有限公司之權益之集團重組

須予披露交易

收購恒基兆業發展有限公司
於香港中華煤氣有限公司之權益

1. 緒言

於公佈內，本公司與恒基發展聯合公佈彼等於二零零七年十月二日訂立收購協議，據此本集團同意透過收購恒基發展於出售公司之權益及股東貸款，向恒基發展集團收購香港

「股份權益票據」	指	本公司一間全資附屬公司將於完成時向恒基發展發行(並由本公司擔保)之股份權益票據，而其將賦予權利可要求發行固定數目之繳足股款股份，包括因轉讓股份權益票據而引伸之任何股份權益票據
「削減股份溢價」	指	按公佈所述建議削減恒基發展股份溢價賬，以增加恒基發展之可供分派儲備
「股東」	指	股份持有人
「股東貸款」	指	就一間出售公司而言，該公司及(如有)其附屬公司於完成時所欠恒基發展之股東貸款
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	證監會頒佈之收購及合併守則
「交易」	指	本集團根據收購協議收購出售公司之權益以及出售公司所欠恒基發展之股東貸款
「港幣」	指	香港法定貨幣港元
「%」	指	百分比

「恒基地產平均收市價」	指	於緊接二零零七年十月二日前十個交易日聯交所每日報價表所報股份之平均收市價
「香港」	指	中國香港特別行政區
「發行人」	指	Kamston Investment Limited，本公司之全資附屬公司，為股份權益票據之發行人
「最後實際可行日期」	指	二零零七年十月十五日，即本通函付印前為確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「摩根士丹利」	指	摩根士丹利亞洲有限公司，一間於香港註冊成立之公司，根據證券及期貨條例，獲發牌照可從事第1類受規管活動（證券交易）、第4類受規管活動（就證券提供意見）、第5類受規管活動（就期貨合約提供意見）、第6類受規管活動（就企業融資提供意見）及第7類受規管活動（提供自動化交易服務），亦為本公司之財務顧問
「中國」	指	中華人民共和國
「建議分派」	指	完成分派及進一步分派
「餘下集團」	指	除出售公司及其附屬公司以外之恒基發展集團
「出售公司」	指	Macrostar Investment Limited及Timpani Investments Limited，各為恒基發展之全資附屬公司
「證監會」	指	香港證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值港幣2.00元之股份

「董事」	指	本公司董事
「股息金額」	指	相等於本公司根據適逢收購協議日期或之後之任何記錄日期應付之任何股息金額，惟根據股份權益票據將予配發之任何股份因於有關記錄日期後始發行(或因於有關記錄日期後始在本公司股東名冊中作出相關記錄)而無資格收取該股息，本公司須根據股份權益票據向該等股份之持有人支付該金額
「恒基發展之股東特別大會」	指	恒基發展將於二零零七年十一月十二日(星期一)下午四時正召開之股東特別大會(或其任何續會)，以批准(其中包括(如有))收購協議、削減股份溢價及建議分派
「進一步分派」	指	倘削減股份溢價成為無條件，恒基發展向恒基發展股東建議分派每股恒基發展股份港幣1.21元
「本集團」	指	本公司及其附屬公司
「恒基發展」	指	恒基兆業發展有限公司，其股份於聯交所上市
「恒基發展集團」	指	恒基發展及其附屬公司
「恒基發展獨立股東」	指	除本公司、李兆基博士及彼等各自之聯繫人及富生有限公司以外之恒基發展股東
「恒基發展股份」	指	恒基發展股本中每股面值港幣0.20元之股份
「恒基發展股東」	指	恒基發展股份持有人
「香港中華煤氣」	指	香港中華煤氣有限公司，其股份於聯交所上市
「香港中華煤氣平均收市價」	指	於緊接二零零七年十月二日前十個交易日聯交所每日報價表所報香港中華煤氣股份之平均收市價
「香港中華煤氣權益」	指	恒基發展於2,366,934,097股香港中華煤氣股份中之權益，即其於出售公司及股東貸款中擁有之權益
「香港中華煤氣股份」	指	香港中華煤氣股本中每股面值港幣0.25元之股份

本通函內，除文義另有所指外，下列詞語具有下列涵義：

「收購協議」	指	本公司與恒基發展就交易而於二零零七年十月二日訂立之有條件協議
「配發權」	指	股份權益票據持有人要求本公司向其發行固定數目之繳足股款股份而毋須支付任何款項之權利
「公佈」	指	本公司與恒基發展於二零零七年十月二日聯合發表有關(其中包括)交易之公佈
「聯繫人」	指	上市規則賦予該詞之定義
「董事局」	指	董事局
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	恒基兆業地產有限公司，其股份於聯交所上市
「完成」	指	根據收購協議條款完成交易
「完成日期」	指	條件獲履行或豁免後十個營業日或本公司及恒基發展可能協定之其他日期
「完成分派」	指	恒基發展於完成後向恒基發展股東作出之建議分派，根據股份權益票據，每股恒基發展股份將獲配發0.209股股份
「條件」	指	完成之先決條件，詳情載於本通函「完成之條件」一節
「法院」	指	香港高等法院原訴法庭

目　錄

頁次

此乃要件 請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢 閣下之註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有**恒基兆業地產有限公司**股份，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、註冊證券商或其他代理商，以便轉交買主或承讓人。

本通函僅供參考，並不構成收購、購買或認購證券之邀請或要約。


恒
基

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(於香港註冊成立之有限公司)
(股份代號：12)

有關恒基兆業地產有限公司於香港中華煤氣有限公司之權益之集團重組

須予披露交易

收購恒基兆業發展有限公司於香港中華煤氣有限公司之權益

財務顧問

Morgan Stanley
摩根士丹利

END

二零零七年十月二十日